Exhibit 11.1

Code of Ethics for the Managers

This Code of Ethics applies to the Chief Executive Officer, President and Vice-President of China Unicom Limited (the “Company”) and each of its subsidiaries, and General Managers and Deputy General Managers of each department, provincial branch and local branch of the Company (together, the “Managers”).

I. Duty of Diligence

Each Manager should work diligently and faithfully carry out his or her duties to the Company.

II. Honest and Ethical Conduct

1. Each Manager must act in the utmost interest of the Company, and never use the Company’s assets or his or her position or work at the Company to obtain any personal benefit for himself or herself, for his or her family, or for any other person, including the acceptance of commissions;

2. Each Manager must conduct himself or herself in an honest and ethical manner, and refrain from any conduct that creates a conflict, whether actual or apparent, between the interests of the Manager and the Company;

3. Each Manager must provide to the Company business opportunities obtained by the use of corporate property, information, position or work at the Company, and may not in any way take advantage of such business opportunities for himself or herself, or direct such opportunities to third parties.

III. Compliance with Disclosure Procedures

When making public disclosures, each Manager must strictly adhere to the Company’s relevant disclosure procedures and the requirements of the Disclosure Committee, and ensure that such disclosure is complete, fair, accurate, timely and clear. Each Manager must always report financial and operating numbers truthfully. Account fabrication, manipulation and other reporting misconduct are strictly prohibited. Managers must never disclose information that may have an effect on the market price of the Company’s securities in a manner not prescribed in the Company’s relevant disclosure procedures, and must never divulge any business secret of the Company.

IV. Protection of the Company’s Assets

All Managers should protect the Company’s assets and ensure their reasonable use, handle Company assets in a careful and diligent manner and ensure that all Company assets are used only for legitimate business purposes.

V. Compliance with Laws and Regulations

Managers must strictly adhere to all applicable domestic and foreign laws, rules and regulations, including laws and regulations prohibiting insider trading (directly or indirectly by tipping others) based on non-public information relating to the Company or any other company. If a Manager is uncertain about the legality of certain actions, the Manager should consult with the Company’s internal or external counsel before taking such actions.

VI. Disciplinary Action for Violations of the Code of Ethics

When a Manager has violated a provision of this Code, the Company will take disciplinary actions based on the nature of the misconduct and the degree of damage to the Company.

The Company’s senior management and Board of Directors are responsible for the administration and interpretation of this Code. The Company may, in light of the requirements of laws and regulations and regulatory agencies, amend the provisions of this Code. Any employee who becomes aware of any violation by a Manager of this Code or other Company policies, laws, rules or regulations is required to notify the appropriate persons at the Company based on the circumstances. Employees may also report violations to the Disclosure Committee or directly report to the Board of Directors of the Company by contacting the Company’s Hong Kong Secretary (Tel: 852-2121-3220). Any employee who is unsure of whether a Manager’s conduct violates this Code or other Company policies, laws, rules or regulations should consult with the appropriate person listed above. The Company strictly prohibits retaliation against employees who report possible violations of this Code or other Company policies, laws, rules or regulations.